FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 February 2005– 17 February 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Change of Directors Interest Notice
1.2	Notice of Acquisition of Securities

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELECOM CORPORATION OF NEW ZEALAND LIMITED

ABN 050 611 277

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RODERICK DEANE

Date of last notice	18 December 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	11 February 2005

No. of securities held prior to change	535,142

Class	ORDINARY SHARES AND OPTIONS

Number acquired

Number disposed	70,813 options

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

No. of securities held after change	464,329

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse of 70,813 options over ordinary shares.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

15 February 2005

Listed Company Relations

New Zealand Exchange Limited

Level 9

ASB Bank Tower

2 Hunter Street

WELLINGTON

NOTICE OF ACQUISITION OF SECURITIES

1.	Telecom New Zealand Finance Limited (“Company”) is a wholly owned subsidiary of Telecom Corporation of New Zealand Limited and consequently an Issuer by operation of Rule 1.1.5.

2.	Defined terms in this letter have the meaning given to them in the Listing Rules and the sub-paragraphs in paragraph 3 correspond to the equivalent sub-paragraphs in Rule 7.12.1.

3.	In accordance with Rule 7.12.1, the Company advises that:

(a)	Class: NZ$300,000,000 5.40% convertible note (“Note”) due 17 May 2008;

(b)	Number acquired: Full buyback of the remainder of the Note (following the acquisition of 50% of the Note on 18 November 2004);

(c)	(i) Nominal value: NZ$150,000,000

(ii) Acquisition price: NZ$145,995,000

(d)	Payment: Payment was in cash;

(e)	N/A

(f)	Percentage: 100% of the Note was acquired;

(g)	Reason: The Note was acquired as part of Telecom Corporation of New Zealand Limited’s ongoing liability management process;

(h)	Authority: The Note was acquired in accordance with a board resolution of the Company passed on 11 November 2004;

(i)	N/A

(j)	Number of securities of the Class in existence following acquisition: None;

(k)	N/A

(l)	Date: The acquisition occurred on 15 February 2005.

Yours faithfully

TELECOM NEW ZEALAND FINANCE LIMITED

Authorised Person	Authorised Person
Name:	Name:
Position:	Position:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	17 February 2005